EXHIBIT 99.1

Student Transportation Inc. Honors Its Drivers With Exemplary Safety Records Throughout North America

Leading School Bus Company Rallies for School Bus Safety Week

WALL, N.J., Oct. 18, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, joins school districts throughout the United States and Canada in recognizing the importance of School Bus Safety Week, October 22 - 26.

STI and its operating subsidiaries, Student Transportation of America and Student Transportation of Canada, will recognize and honor employees who exemplify the high standards that the company has for safety. Award ceremonies are planned for those employees with many years of accident-free driving, 'heroes' who perform acts of courage during the year and those who take the extra pre-cautionary step to ensure the safety of the children on their school bus.

"STI is dedicated, above all else, to the safety of our passengers and the communities we share the road with every day. School Bus Safety Week provides us with an opportunity to honor those employees who go above and beyond the call of duty," said Don Weir, Student Transportation Inc.'s Director of Passenger Safety and Compliance. "Some of our drivers have accident-free records spanning more than 35 years; others have been involved in service to individuals and communities that is nothing short of heroic. School Bus Safety Week presents the perfect opportunity for STI, as a company, to give back to these heroic individuals."

STI provides in-depth training programs through its ST University training curriculum including the distance learning module 'Behavior-Based Safety Training'. This course is available to everyone in the Student Transportation family and is designed to help employees understand the concepts of behavior-based safety, including how to apply these techniques towards their daily duties and responsibilities, allowing for optimal safety and security for their passengers.

This year's School Bus Safety Week theme is "I See the Driver – the Driver Sees Me!". The Company's more than 150 locations throughout North America will have programs and events customized to their region. Plans range from school bus safety poster design contests and new pre-trip inspection programs, to tracking accident-free days and posting new safety memos on driver boards.

"Our drivers undergo extensive initial training and continued annual in-service instruction to prepare them for the tremendous responsibility of transporting our most precious cargo, our children, to and from school safely every day. We are very proud of all of our drivers, mechanics, monitors and other school transportation personnel who have created a safety culture at STI, second to none," states Weir.

About

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and most progressive provider of school bus transportation services, operating more than 9,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Keith Engelbert
         Director of Investor Relations
         (843) 884-2720
         invest@rideSTBus.com

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         Doug Coupe
         BOLD Communications Group
         (843) 856-2240
         doug@boldcommunicationsgroup.com